October 24, 2019

Andres Campos
Chief Executive Officer
Betterware de Mexico, S.A. de C.V.
Luis Enrique Williams 549
Colonia Belenes Norte
Zapopan, Jalisco, 45145, M xico

       Re: Betterware de Mexico, S.A. de C.V.
           Registration Statement on Form F-4
           Filed September 27, 2019
           File No. 333-233982

Dear Mr. Campos:

      We have reviewed your proxy/registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter by amending your proxy/registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your proxy/registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form F-4 filed September 27, 2019

Summary of the Proxy Statement/Prospectus
The Parties to the Business Combination, page 17

1. We note your description of DD3 and Betterware. Please also include a brief description of BLSM in this section, including its relationship to DD3 and Betterware prior to the merger transactions.
Consideration to Be Received in the Business Combination, page 19

2. We note your disclosure that a portion of the combined company shares will be held in trust to secure debt obligations of the combined company. Please disclose the amount of combined company shares you anticipate will be held in trust, or how you intend to
 Andres Campos
FirstName LastNameAndresde C.V.
Betterware de Mexico, S.A. Campos
Comapany NameBetterware de Mexico, S.A. de C.V.
October 24, 2019
Page 2
October 24, 2019 Page 2
FirstName LastName
         calculate this portion at the effective time of the Merger.
DD3's Board of Directors' Reasons for Approval of the Business Combination, page 22

3. Please disclose the measure by which you determined that Betterware is the "leading"
         direct-to-comsumer company focused in the home organization segment and, if true, clarify that this statement is limited to companies serving Mexico. Selected Historical Combined Financial Data of Betterware and BLSM, page 25

4. Please disclose historical and per share data and dividends per share for the year ended
         December 31, 2019 and the interim period ended June 30, 2019. Refer to
Item 3(d) of
         Form F-4. Please also disclose earnings per share on the face of the Combined Statements of Profit and Loss and Other Comprehensive Income for the Years Ended December 31,
         2018 and 2017.
Non IFRS Financial Measures, page 30

5. Please explain why you described the gain on sale of transportation equipment as an extraordinary income item and disclose the financial statement line item where it is included.
6. Please revise to include a statement why the non-IFRS financial measures are useful to investors.
7. EBITDA is typically further adjusted for items that are non-recurring in nature. Please tell us why you believe your presentation of Adjusted EBITDA, with the exclusion of employee benefits, is appropriate.
Selected Historical Financial and Other Data of DD3, page 32

8. We note your statement that the tables should be read in conjunction with unaudited interim financial statements, and the notes and schedules related thereto, which are included elsewhere in this proxy statement/prospectus. Please revise this statement to clarify to which interim financial statements you refer.
Comparative Per Share Data, page 33

9. Please revise to also disclose the following or advise why the disclosure is not applicable:

              cash dividends declared per share for the periods for which financial data is presented pursuant to Item 8 of Form 20-F;

              income (loss) per share data, including Betterware per share data, for the periods for which financial data is presented pursuant to Item 3.A of Form
20-F;

              book value as of the end of the most recent fiscal year and interim period; and
 Andres Campos
Betterware de Mexico, S.A. de C.V.
October 24, 2019
Page 3
              equivalent per share data of DD3.

         Equivalent pro forma per share amounts shall be calculated by multiplying the pro forma income (loss) per share before non-recurring charges or credits directly attributable to the transaction, pro forma book value per share, and the pro forma dividends per share of
         Betterware by the exchange ratio so that the per share amounts are equated to the respective values for one share of DD3. Please refer to Item (3)(f) and the Instructions thereto.
Risk Factors
Risks Related to the Business of Betterware
"BWM depends on multiple contract manufacturers to provide it with products.", page 41

10. We note your disclosure that, in 2018, products supplied by Chinese manufacturers accounted for 89% of BWM's revenues. Please disclose whether you expect this trend to continue in future financial periods.
"Material weaknesses have been identified in Betterware's internal control . . ..", page 42

11. We note your disclosure that, in connection with preparation of Betterware's combined financial statements, material weaknesses in internal controls over financial reporting have been identified, and that "Betterware has begun taking measures to remediate the underlying causes of the material weaknesses." Please briefly describe the measures taken by Betterware, and any measures Betterware intends to take in the future, to remedy these weaknesses in internal controls.
"Public shareholders who purchased units in DD3's initial public offering . . ..", page 46

12. We note your disclosure that "DD3's public shareholders may allege that some aspects of the Business Combination are inconsistent with the disclosure contained in the prospectus issued by DD3 in connection with the offer and sale of units in its initial public offering, including the structure of the proposed Business Combination." Please expand your disclosure to discuss whether and how the structure of the proposed business combination is inconsistent with the disclosure contained in the prospectus relating to DD3's initial public offering.
Risks Related to DD3 and the Business Combination
"There can be no assurance that the combined company's securities will be approved for listing
FirstName . . .", page 54
on Nasdaq LastNameAndres Campos
Comapany NameBetterware dethe business combination will be consummated if the company's
13.   Please disclose whether Mexico, S.A. de C.V.
October 24, 2019are not3approved for listing on the Nasdaq.
      securities Page
FirstName LastName
 Andres Campos
FirstName LastNameAndresde C.V.
Betterware de Mexico, S.A. Campos
Comapany NameBetterware de Mexico, S.A. de C.V.
October 24, 2019
Page 4
October 24, 2019 Page 4
FirstName LastName

The Business Combination
Background of the Business Combination, page 64

14. We note your disclosure that, from the consummation of DD3's initial public offering though the signing of the Business Combination agreement, DD3 considered a number of potential target companies with the objective of consummating a business combination.
         We also note your disclosure that DD3 decided not to pursue certain alternative acquisition targets based on DD3's view that the growth potential, strategy, management teams, deal structure, and valuation of those opportunities did not meet DD3's objectives.
         Finally, we note your disclosure that several of these opportunities had significant individual merits and were carefully evaluated. Please amend your disclosure to provide more specific details about each of these alternative acquisition targets, including when and how DD3 engaged with each target throughout the transaction timeline, the individual merits of these deals, and why each deal was ultimately not pursued by DD3. Throughout your discussion, please indicate when non-disclosure agreements, due diligence, letters of intent, and confirmatory due diligence were conducted.
Transaction Timeline, page 64

15. We note your disclosure that DD3 contacted Deloitte to request a tax due diligence of
         Betterware, and that, "[o]n April 1, 2019, Deloitte finalized the tax due diligence on
         Betterware and presented its findings and conclusions to DD3." You further disclose that
         "[n]o material risks were found," and "[t]he Deloitte report concluded that as a result of such review and based on the tax information provided, they consider that Betterware and
         BLSM reasonably complied with their tax obligations . . . for the fiscal year 2018." Please provide the written consent of Deloitte as an exhibit to your registration statement or tell us why you do not believe you are required to do so. Refer to Rule 436(a) of the
         Securities Act, which states that "if any portion of the report or opinion of an expert or counsel is quoted or summarized as such in the registration statement
.. . . the written
         consent of the expert . . . shall be filed as an exhibit to the registration statement."
16. We note your disclosure on page 22 that, in approving the business combination, "[t]he officers and directors of DD3 . . . concluded that their experience and backgrounds, together with the experience and sector expertise of DD3's financial advisors, including
         EarlyBirdCapital, enabled them to make the necessary analyses and determinations regarding the Business Combination with Betterware." We also note your disclosure on page 64 that you considered alternative acquisition targets "with the support of
         EarlyBirdCapital," and your disclosure on page 65 that EarlyBirdCapital was presented with the Betterware opportunity and the board's preliminary valuation assessment, and discussed structure alternatives to merge DD3 with Betterware. In light of the foregoing, please tell us whether EarlyBirdCapital provided you with any valuation of potential targets, including Betterware, and if so, please provide this valuation in your filing, or tell us why that is not required.
 Andres Campos
Betterware de Mexico, S.A. de C.V.
October 24, 2019
Page 5
Unaudited Combined Pro Forma Financial Information, page 71

17. Please revise to present a combined pro forma balance sheet as of the end of the most recent period for which a consolidated balance sheet is required by Rule 3-01 of
         Regulation S-X, and a pro forma combined statement of operations for the period from the most recent fiscal year end to the most recent interim date for which a balance sheet is required. Please refer to Item 5 of Form F-4.
18. Please tell us your consideration of including earnings per share data for Betterware in the pro forma combined statement of operations.
The Business Combination Agreement, page 88

19. We note your disclosure on page 102 regarding the consent to jurisdiction provision to be contained in the combined company's charter. In appropriate places, please provide additional disclosure of the material risks related to this provision, including any questions about its enforceability.
Information About Betterware, page 108

20. Please provide support for the following statements, or characterize them as management's opinions or beliefs:

              "[Mexico's] middle-income consumers are merging, and historic high consumer confidence is present;"

              "[D]espite the economic slowdown, growth remained healthy in the [direct selling]
              industry;"

              "In Mexico approximately 80% of the direct selling distribution network are women and approximately 90% have other sources of income, this individual [sic] work part-
              time and consider this activity as a second source of income and value its flexibility of work-life balance;"

              "During 2018 the Mexican industry had a approximately 2.7mm distribution network, representing . . . approximately 4% growth vs 2017;"

           "The Mexican direct to consumer value in 2018 increased by approximately 6%, to reach approximately US$7bn;" and
FirstName LastNameAndres Campos
Comapany "The industry remains highly S.A. de C.V. with the leading company accounting for a
         NameBetterware de Mexico, fragmented,
October 24,approximately 14% value share in 2018."
            2019 Page 5
FirstName LastName
 Andres Campos
FirstName LastNameAndresde C.V.
Betterware de Mexico, S.A. Campos
Comapany NameBetterware de Mexico, S.A. de C.V.
October 24, 2019
October 24, 2019 Page 6
Page 6
FirstName LastName
Industry Overview
Mexico, page 110

21. Please disclose the measure by which you determined that the companies disclosed in the graphic on page 111 are "top" players in the direct to consumer sector.
Experienced Management & Meritocratic Culture, page 114

22. We note your disclosure that "Betterware received an Employee Net Promoter Score of 69
         (out of 100) as of 2018, higher than those of top companies like [A]didas, [T]rip
         [A]dvisor and American [E]xpress." Please disclose the entity that provides companies with this Employee Net Promoter Score.
Offerings, page 116

23. Please provide a brief description of the "extensive consumer reading behavior analysis"
         you use to ensure that the content in each catalogue is distributed efficiently. For example, please tell us whether you conduct this analysis, or if you engage a third party to do so, and the process by which you obtain and analyze consumer reading behavior data.
24. Please define "regular priced products," "category boosters," "new product hooks," and
         "hyper offers."
Logistics Infrastructure and Supply Chain, page 117

25. Please define your "warehousing key metrics," including "service level," "service level inventory," "excess inventory," and "defective claims rate." Please also define your
         "distribution key metric," "on-time delivery rate."
Customers, page 118

26. Please define "the C and D socioeconomic segments" of the socioeconomic pyramid in
         Mexico, including the customers that are included in each of these segments.
Government Regulation, page 118

27. We note your disclosure that "Betterware is subject to extensive and varied federal, state, and local regulation in the jurisdictions in which it operates." Please disclose the material effects of government regulations on the company's business, identifying the regulatory body. See Item 4.B.8. of Form 20-F.
Distributors and Associates Network, page 119

28. Please provide qualitative disclosure describing your basis for the projections in the graphic on page 119. Please also clearly disclose what is meant by "1H18 and 1H19" in the far right two columns in the graphic.
29. We note your disclosure that "the sale of Betterware's products represent a second source
 Andres Campos
Betterware de Mexico, S.A. de C.V.
October 24, 2019
Page 7
         of income and additional contribution to [Distributors' and Associates'] house[s]," and that
         "in some cases [y]our top Distributors quit their other jobs only to focus on selling [y]our products." Please clarify how Distributors and Associates earn money on sales of your products. For example, disclose whether each receives a percentage of the cost of your products paid by consumers, or receives other compensation from you for being a
         Distributor or Associate. Describe any compensation arrangements in detail, including the differences, if any, between compensation for Distributors and Associates. Finally, disclose whether Distributors or Associates are reimbursed for any fees they incur delivering products to final consumers.
30. Please clarify the percentage of Associates that are "final consumers" versus "the selling point with other clients."
Index to Financial Statements, page F-1

31. Please update the combined financial statements of Betterware and BLSM in accordance
         Item 17 of Form 20-F. Please refer to Item 14(h) of Form F-4.
Combined Statements of Changes in Net Parent Investment, page F-6

32. Please tell us your consideration of providing the disclosures required by paragraphs
         106(d)(ii) and 106A of IAS 1.
Notes to Combined Financial Statements
16. Provisions , page F-34

33. Please tell us your consideration of disclosing the information required by paragraph 85 of
         IAS 37.
Note 21. Earnings per share, page F-41
FirstName LastNameAndres Campos
Comapany NameBetterware de Mexico, S.A. de C.V.
34. Please tell us how weighted average shares outstanding were determined at each date and
October 24, 2019 us why the amounts exceed the shares disclosed on page F-40.
       explain to Page 7
FirstName LastName
 Andres Campos
FirstName LastNameAndresde C.V.
Betterware de Mexico, S.A. Campos
Comapany NameBetterware de Mexico, S.A. de C.V.
October 24, 2019
October 24, 2019 Page 8
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FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Ta Tanisha Meadows at (202) 551-3322 or William Thompson at (202)
551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Katherine Bagley at (202) 551-2545 or Lilyanna Peyser at (202) 551-
3222 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:      Jason Simon